Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary Consolidated Financial Data

The following tables summarize our unaudited consolidated statements of comprehensive income data for the nine months ended September 30, 2021 and 2022, and unaudited consolidated balance sheet data as of December 31, 2021 and September 30, 2022, which have been prepared and presented in accordance with U.S. GAAP. This information should be read together with our consolidated financial statements and related notes in Exhibit 99.2 to this report on Form 6-K. The operating results in any period are not necessarily indicative of results that may be expected for any future period. Unless otherwise stated, all translations of Renminbi into U.S. dollars in this document were made at the rate at RMB7.1135 to US$1.00, the exchange rate as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System in effect as of September 30, 2022.

Summary statements of comprehensive income data

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Interest and fees income
Interest and financing service fees on loans	1,325,657,014	1,180,106,666	165,896,769
Interest on deposits with banks	7,906,514	8,755,924	1,230,888
Total interest and fees income	1,333,563,528	1,188,862,590	167,127,657
Interest and fees expenses
Interest expenses on interest-bearing borrowings	(570,366,896)	(583,589,934)	(82,039,774)
Total interest and fees expenses	(570,366,896)	(583,589,934)	(82,039,774)
Net interest and fees income	763,196,632	605,272,656	85,087,883
Interest income charged to sales partners	22,259,910	89,501,328	12,581,898
Collaboration cost for sales partners	(306,281,841)	(241,162,974)	(33,902,155)
Net interest and fees income after collaboration cost	479,174,701	453,611,010	63,767,626
Provision for credit losses (net of increase in guaranteed recoverable assets of RMB285,613,359 and RMB544,712,308 for period ended September 2021 and 2022, respectively)	(30,054,231)	(154,240,697)	(21,682,814)
Net interest and fees income after collaboration cost and provision for credit losses	449,120,470	299,370,313	42,084,812
Realized gains on sales of investments, net	10,053,417	16,933,615	2,380,490
Net gains on sales of loans	17,878,084	51,040,366	7,175,141
Other gains, net	11,624,150	29,606,528	4,162,020
Total non-interest income	39,555,651	97,580,509	13,717,651
Operating expenses
Employee compensation and benefits	(148,752,761)	(141,421,960)	(19,880,784)
Share-based compensation expenses	(14,074,776)	(4,330,701)	(608,800)
Taxes and surcharges	(25,658,316)	(24,822,600)	(3,489,506)
Operating lease cost	(11,537,679)	(10,764,863)	(1,513,300)
Other expenses	(74,584,462)	(73,029,230)	(10,266,287)
Total operating expenses	(274,607,994)	(254,369,354)	(35,758,677)
Income before income tax expense	214,068,127	142,581,468	20,043,786
Income tax expense	(44,212,239)	(35,367,175)	(4,971,839)
Net income	169,855,888	107,214,293	15,071,947
Earnings per share
Basic	0.12	0.08	0.011
Diluted	0.11	0.07	0.010
Other comprehensive (losses)/income
Foreign currency translation adjustment	(1,618,941)	18,747,600	2,635,496
Comprehensive income	168,236,947	125,961,893	17,707,443

Summary consolidated balance sheet data

	As of December 31, 2021	As of September 30, 2022
	RMB	RMB	US$
Cash, cash equivalents and restricted cash	2,231,437,361	1,373,242,766	193,047,412
Loans principal, interest and financing service fee receivables (net of allowance for credit losses)	8,436,866,515	8,527,545,722	1,198,783,401
Loans held-for-sale	733,975,352	1,016,173,196	142,851,367
Other assets(1)	2,983,892,119	3,034,197,839	426,540,780
Total assets	14,386,171,347	13,951,159,523	1,961,222,960
Interest-bearing borrowings(2)	8,087,142,080	7,600,291,065	1,068,432,005
Other liabilities(3)	2,480,741,527	2,470,378,034	347,280,247
Total liabilities	10,567,883,607	10,070,669,099	1,415,712,252
Total shareholders’ equity	3,818,287,740	3,880,490,424	545,510,709

Notes:

(1)	Represents the sum of (i) investment securities, (ii) property and equipment, (iii) intangible assets and goodwill, (iv) deferred tax assets, (v) deposits, (vi) guaranteed assets, (vii) right-of-use assets, and (viii) other assets, as presented in our consolidated balance sheet in Exhibit 99.2 to this report on Form 6-K.

(2)	Represents the sum of (i) borrowings under agreements to repurchase, and (ii) other borrowings, as presented in our consolidated balance sheet in Exhibit 99.2 to this report on Form 6-K.

(3)	Represents the sum of (i) accrued employee benefits, (ii) income taxes payable, (iii) deferred tax liabilities, (iv) lease liabilities, (v) credit risk mitigation position, and (vi) other liabilities, as presented in our consolidated balance sheet in Exhibit 99.2 to this report on Form 6-K.

Non-GAAP Financial Measure

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure should not be considered in isolation from, or as a substitute for its most directly comparable financial measure prepared in accordance with U.S. GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the table included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As adjusted net income has material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider adjusted net income as a substitute for, or superior to, net income prepared in accordance with U.S. GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles our adjusted net income for the periods presented to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, which is net income.

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Net income	169,855,888	107,214,293	15,071,947
Add: share-based compensation expenses	14,074,776	4,330,701	608,800
Adjusted net income	183,930,664	111,544,994	15,680,747

Results of Operations

Total operating income

Our total operating income represents the sum of (i) net interest and fees income after collaboration cost and (ii) total non-interest income. Net interest and fees income after collaboration cost represents (i) total interest and fees income and (ii) interest income charged to sales partners, netting of total interest and fees expenses and collaboration cost for sales partners. For the nine months ended September 30, 2021 and 2022, we generated net interest and fees income after collaboration cost of RMB479.2 million and RMB453.6 million (US$63.8 million), respectively. Total non-interest income comprises net gains on sales of loans, net realized gains on sales of investments and net other gains. For the nine months ended September 30, 2021 and 2022, we generated total non-interest income of RMB39.6 million and RMB97.6 million (US$13.7 million), respectively.

Under the contractual arrangements with our trust company partners, we subscribe to subordinated units of the trust plans and also provide services to trust plans. As a result, we are entitled to (i) the investment return payable to us as subordinated holder and (ii) a performance-based service fee of up to 5% per annum of the size of trust plans payable to us for our services provided to trust plans. As subordinated unit holder, we are exposed to variability of returns from activities of trust plans and are therefore required to consolidate the financial results of trust plans. Therefore, the service fee charged to trust plans is considered inter-company transaction and is eliminated together with service expenses of trust plans for accounting purposes. As a result, the total payments to us under our trust lending model, together with the interest spread under our small loan direct lending model and certain non-interest income, is reflected on our consolidated financial statements as total operating income.

The following table sets forth a breakdown of our total operating income for the periods indicated.

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Interest and fees income
Interest and financing service fees on loans	1,325,657,014	1,180,106,666	165,896,769
Interest on deposits with banks	7,906,514	8,755,924	1,230,888
Total interest and fees income	1,333,563,528	1,188,862,590	167,127,657

Interest and fees expenses
Interest expenses on interest-bearing borrowings	(570,366,896)	(583,589,934)	(82,039,774)
Total interest and fees expenses	(570,366,896)	(583,589,934)	(82,039,774)

Net interest and fees income	763,196,632	605,272,656	85,087,883
Interest income charged to sales partners	22,259,910	89,501,328	12,581,898
Collaboration cost for sales partners	(306,281,841)	(241,162,974)	(33,902,155)
Net interest and fees income after collaboration cost	479,174,701	453,611,010	63,767,626

Non-interest income
Realized gains on sales of investments, net	10,053,417	16,933,615	2,380,490
Net gains on sales of loans	17,878,084	51,040,366	7,175,141
Other gains, net	11,624,150	29,606,528	4,162,020
Total non-interest income	39,555,651	97,580,509	13,717,651
Total operating income	518,730,352	551,191,519	77,485,277

Interest and fees income

Interest and financing service fees on loans

Our interest and financing service fees on loans represent interest payment from borrowers under our trust lending model and direct lending model, and historical financing service fee charged on borrowers for the loan services we provide. Financing service fee is deferred and amortized over the average life of the related loans using the effective interest method. Due to regulatory changes, we ceased charging such financing service fee starting from August 2017.

Interest on deposits with banks

Our interest on deposits with banks represents interest generated from our cash deposits with banks.

Interest and fees expenses

Interest expenses on interest-bearing borrowings

Interest expenses on interest-bearing borrowings consist primarily of financing costs payable to (i) senior unit holders, and (ii) third parties to whom we transferred certain rights to earnings in loans principal, interest and financing service fee receivables with a repurchase arrangement.

Interest income charged to sales partners

Interest income charged to sales partners represents fee charged to sales partners who choose to repurchase default loans in installments.

Collaboration cost for sales partners

Collaboration cost for sales partners represents sales incentives paid to sales partners.

Provision for credit losses

Provision for credit losses represents the impairment losses of the home equity loans, corporate loans and debt securities.

Non-interest income

Realized gains on sales of investments, net

Realized gains on sales of investments represent realized gains and losses from the disposal of investment securities, presented on a net basis.

Net gains on sales of loans

Net gains on sales of loans represent realized gains from the disposal of loans, presented on a net basis.

Other gains, net

Net other gains mainly consist of gains on confiscated credit risk mitigation positions (“CRMP”) and expected credit losses of guarantee in relation to certain financial guarantee arrangements we entered into with a third-party guarantor under the commercial bank partnership.

Operating expenses

Our operating expenses consist of employee compensation and benefits, share-based compensation expenses, taxes and surcharges, operating lease cost and other expenses. The following table sets forth our operating expenses, in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Nine Months Ended September 30,
	2021		2022
	RMB	%	RMB	US$	%
Operating expenses
Employee compensation and benefits	(148,752,761)	28.7	(141,421,960)	(19,880,784)	25.7
Share-based compensation expenses	(14,074,776)	2.7	(4,330,701)	(608,800)	0.8
Taxes and surcharges	(25,658,316)	4.9	(24,822,600)	(3,489,506)	4.5
Operating lease cost	(11,537,679)	2.2	(10,764,863)	(1,513,300)	2.0
Other expenses	(74,584,462)	14.4	(73,029,230)	(10,266,287)	13.2
Total operating expenses	(274,607,994)	52.9	(254,369,354)	(35,758,677)	46.2

Other expenses primarily consist of (i) advertising and promotion expenses; (ii) litigation and attorney fees; (iii) consulting fees; (iv) entertainment and traveling expenses; (v) office and commute expenses, which mainly include expenses relating to office renovation, office facility expansion and daily commute; (vi) directors and officers liability insurance; (vii) depreciation and amortization; (viii) communication expenses; and (ix) research and development expenses. The following table sets forth breakdown of other expenses in absolute amounts and as percentages of total operating income, for the periods indicated.

	For the Nine Months Ended September 30,
	2021		2022
	RMB	%	RMB	US$	%
Other expenses
Advertising and promotion expenses	22,645,530	4.4	29,003,981	4,077,314	5.3
Litigation and attorney fees	14,292,490	2.8	12,776,243	1,796,056	2.3
Consulting fees	7,082,325	1.4	7,953,685	1,118,111	1.4
Entertainment and traveling expenses	7,136,849	1.4	6,837,373	961,183	1.2
Office and commute expenses	6,767,838	1.3	5,531,007	777,537	1.0
Directors and officers liability insurance	2,664,241	0.5	2,382,305	334,899	0.4
Depreciation and amortization	3,095,009	0.6	1,800,560	253,119	0.3
Communication expenses	3,249,141	0.6	1,721,714	242,035	0.3
Research and development expenses	1,233,165	0.2	415,703	58,439	0.1
Others	6,417,874	1.2	4,606,659	647,594	0.8
Total other expenses	74,584,462	14.4	73,029,230	10,266,287	13.1

Taxation

We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, British Virgin Islands, Hong Kong and the PRC.

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, our company is not subject to tax on income or capital gains. In addition, upon payments of dividends by our British Virgin Islands subsidiaries to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Our wholly owned subsidiary, China Financial Services Group Limited, is subject to Hong Kong profits tax on their activities conducted in Hong Kong at a uniform tax rate of 16.5%. Payments of dividends by our subsidiaries to us are not subject to withholding tax in Hong Kong.

PRC

Our subsidiaries and their subsidiaries in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law (the “EIT Law”), which became effective on January 1, 2008, and most recently amended on December 29, 2018, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. For example, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

According to the Notice of the Ministry of Finance and the SAT on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner, which became effective on May 1, 2016, and was subsequently amended on March 20, 2019, entities and individuals engaged in the sale of services, intangible assets or fixed assets within the PRC territory are required to pay value-added tax instead of business tax. Following the implementation of the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, most of our PRC subsidiaries and affiliates have been subject to value-added tax (“VAT”), at a rate of 1% (pursuant to the regulatory development in 2020 in response to the COVID-19 pandemic), 3% or 6%, instead of business tax.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through China Financial Services Group Limited. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Hong Kong Tax Treaty, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. The Announcement on Certain Issues Concerning the Beneficial Owner in a Tax Agreement, or Circular 9, was promulgated by the SAT promulgated on February 3, 2018 and became effective from April 1, 2018. Circular 9 provides guidance for determining whether a resident of a tax treaty country is the “beneficial owner” of income under China’s tax treaties and similar arrangements.

On January 1, 2020, the State Administration of Taxation issued the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, which replaced the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60. The Announcement changed the reporting requirement into collecting, gathering and retaining relevant materials for future reference in accordance with the provisions of these Measures in order to accept the follow-up administration of tax authorities. At the same time, the Announcement adjusts the definition of non-resident taxpayer to make it more accurate, which refers to taxpayers who shall be tax residents of the other contracting party in accordance with the provisions of the clauses on residents of the tax treaties.

China Financial Services Group Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from our PRC subsidiaries if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future. In addition, according to Circular 9, a beneficial owner shall generally engage in substantial business activities, and an agent shall not be considered a beneficial owner and, therefore, shall not qualify for those benefits. It is possible, however, under Circular 9, China Financial Services Group Limited would not be considered the “beneficial owner” of any such dividends, and that such dividends would as a result be subject to withholding tax at the rate of 10% rather than the favorable 5% rate applicable under the Hong Kong Tax Treaty.

If our holding company in the Cayman Islands or any of our subsidiaries outside China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders” in our annual report on Form 20-F for the year ended December 31, 2021.

Nine Months Ended September 30, 2022 Compared to Nine Months Ended September 30, 2021

Interest and fees income

Our interest and fees income decreased by 10.9% to RMB1,188.9 million (US$167.1 million) for the nine months ended September 30, 2022 from RMB1,333.6 million for the same period of 2021, primarily attributable to a decrease in our interest and financing service fees on loans, which was partially offset by an increase in our interest on deposits with banks.

Interest and financing service fees on loans

Our interest and financing service fees on loans decreased by 11.0% to RMB1,180.1 million (US$165.9 million) for the nine months ended September 30, 2022 from RMB1,325.7 million for the same period of 2021, primarily attributable to a decrease in the balance of average daily outstanding loan principal, mainly as a result of the Company’s transferal of loans under the traditional facilitation model to third parties in bulk during the fourth quarter of 2021, which was partially offset by an increase in the total outstanding loan principal under the collaboration model.

Interest on deposits with banks

Our interest on deposits with banks increased by 11.4% to RMB8.8 million (US$1.2 million) for the nine months ended September 30, 2022 from RMB7.9 million for the same period of 2021, primarily attributable to the higher daily average amount of time deposits.

Interest and fees expenses

Our interest and fees expenses increased by 2.3% to RMB583.6 million (US$82.0 million) for the nine months ended September 30, 2022 from RMB570.4 million in the same period of 2021, primarily due to an increase in the average daily outstanding balance of other borrowings.

Interest income charged to sales partners

In the event of a loan defaults and the sales partner chooses to repurchase such loan in installments, we charge certain percentage of the loan as the interest income charged to sales partners. The interest income charged to sales partners increased significantly to RMB89.5 million (US$12.6 million) for the nine months ended September 30, 2022 from RMB22.3 million for the same period of 2021, primarily attributable to an increase in the delinquent loans that were repurchased by the sales partners in installments.

Collaboration cost for sales partners

Our collaboration cost for sales partners decreased by 21.3% to RMB241.2 million (US$33.9 million) for the nine months ended September 30, 2022 from RMB306.3 million for the same period of 2021, primarily attributable to a lower average fee rate we paid to sales partners in the nine months ended September 30, 2022. The fee rate under collaboration model varies based on different collaboration model types and the terms of the loan.

Net interest and fees income after collaboration cost

As a result of the foregoing, our net interest and fees income after collaboration cost decreased by 5.3% to RMB453.6 million (US$63.8 million) for the nine months ended September 30, 2022 from RMB479.2 million for the same period of 2021.

Provision for credit losses

Our provision for credit losses increased significantly to RMB154.2 million (US$21.7 million) for the nine months ended September 30, 2022 from RMB30.1 million for the same period of 2021, primarily attributable to the heightened economic uncertainty caused by COVID-19 pandemic and the relevant prevention and control measures, as well as the downward pressure faced by China’s real estate market during the third quarter of 2022.

Total non-interest income

Our total non-interest income increased by 146.2% to RMB97.6 million (US$13.8 million) for the nine months ended September 30, 2022 from RMB39.6 million for the same period of 2021.

Realized gains on sales of investments, net

Our realized gains on sales of investments increased by 67.3% to RMB16.9 million (US$2.4 million) for the nine months ended September 30, 2022 from RMB10.1 million for the same period of 2021, primarily attributable to an increase in gains from wealth management products.

Net gains on sales of loans

Our net gains on sales of loans increased by 184.9% to RMB51.0 million (US$7.2 million) for the nine months ended September 30, 2022 from RMB17.9 million for the same period of 2021, primarily attributable to an increase in the repayment by sales partners of delinquent loans they agreed to repurchase by installments.

Other gains, net

Our net other gains increased by 155.2% to RMB29.6 million (US$4.2 million) for the nine months ended September 30, 2022 from RMB11.6 million for the same period of 2021, primarily attributable to an increase in gains on confiscated CRMP.

Total operating expenses

Our total operating expenses decreased by 7.4% to RMB254.3 million (US$35.8 million) for the nine months ended September 30, 2022 from RMB274.6 million for the same period of 2021, primarily attributable to decreases in share-based compensation expenses and employee compensation and benefits.

Employee compensation and benefits

Our employee compensation and benefits decreased by 5.0% to RMB141.4 million (US$19.9 million) for the nine months ended September 30, 2022 from RMB148.8 million for the same period in 2021, primarily attributable to a decrease in incentives granted to sales personnel, resulting from a lower loan origination volume in the nine months ended September 30, 2022 as comparted to the same period of 2021.

Share-based compensation expenses

Our share-based compensation expenses decreased by 69.5% to RMB4.3 million (US$0.6 million) for the nine months ended September 30, 2022 from RMB14.1 million for the same period of 2021. According to the share option plan adopted on December 31, 2019, approximately 50%, 30% and 20% of the option granted will be vested on December 31, 2020, 2021 and 2022, respectively. Related compensation cost of the option grants will be recognized over the requisite period.

Taxes and surcharges

Our taxes and surcharges decreased by 3.5% to RMB24.8 million (US$3.5 million) for the nine months ended September 30, 2022 from RMB25.7 million for the same period of 2021, primarily attributable to a decrease in the non-deductible VAT. Certain amounts in our business operations are characterized as “service fees charged to trust plans,” which are non-deductible items. According to applicable PRC tax regulations, “service fees charged to trust plans” are subject to a 6% VAT on the subsidiary level, but are not recorded as an input VAT on a consolidated trust plan level. “Service fees charged to trust plans” decreased in the nine months ended September 30, 2022 as compared to the same period of 2021, due to maturity of certain trust plans.

Operating lease cost

Our operating lease cost decreased by 6.1% to RMB10.8 million (US$1.5 million) for the nine months ended September 30, 2022 from RMB11.5 million for the same period of 2021, primarily attributable to the continued development of the collaboration model, which allowed us to further reduce the office leasing costs associated with our lease of offices to accommodate sales staff.

Other expenses

Our other expenses decreased by 2.1% to RMB73.0 million (US$10.3 million) for the nine months ended September 30, 2022 from RMB74.6 million for the same period of 2020, primarily due to a decrease in attorney fees associated with legal proceedings, mainly as a result of our switch from the traditional facilitation model to the collaboration model, under which relevant attorney fees are borne by sales partners.

Income tax expense

Our income tax expense decreased by 19.9% to RMB35.4 million (US$5.0 million) for the nine months ended September 30, 2022 from RMB44.2 million for the same period of 2021, primarily attributable to a decrease in our taxable income. Effective tax rate increased to 24.8% for the nine months ended September 30, 2022 from 20.7% for the same period of 2021, primarily due to a decrease in the tax-free investment income.

Net income

As a result of the foregoing, our net income decreased by 36.9% to RMB107.2 million (US$15.1 million) for the nine months ended September 30, 2022 from RMB169.9 million for the same period of 2021.

Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities. We had cash, cash equivalents and restricted cash of RMB1.4 billion (US$0.2 billion) as of September 30, 2022, substantially all of which were held by our PRC subsidiaries. Our cash and cash equivalents consist primarily of bank deposits and are primarily denominated in Renminbi. We believe that our current cash and anticipated cash flow from financing activities will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months.

We intend to finance our future working capital requirements and capital expenditures from funds provided by operating activities and raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct our operations primarily through our PRC subsidiaries in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. Deterioration in the financial condition, earnings or cash flow of our subsidiaries for any reason, as well as any changes in Chinese laws or regulations, could limit or impair their ability to pay such distributions.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Nine Months Ended September 30,
	2021	2022
	RMB	RMB	US$
Net cash provided by operating activities	672,409,552	963,776,664	135,485,579
Net cash used in investing activities	(3,161,532,617)	(1,279,865,040)	(179,920,579)
Net cash provided by/(used in) financing activities	2,492,596,106	(553,286,878)	(77,779,838)
Net increase/(decrease) in cash, cash equivalents and restricted cash	3,473,041	(869,375,254)	(122,214,839)
Cash, cash equivalents and restricted cash at beginning of the period	1,960,922,758	2,231,437,361	313,690,498
Effect of exchange rate change on cash, cash equivalents and restricted cash	(253,222)	11,180,659	1,571,752
Cash, cash equivalents and restricted cash at end of the period	1,964,142,577	1,373,242,766	193,047,412

Operating Activities

Net cash provided by operating activities was RMB963.8 million (US$135.5 million) in the nine months ended September 30, 2022 due to net income of RMB107.2 million (US$15.1 million), mainly adjusted for (i) provision for credit losses of RMB154.2 million (US$21.7 million), (ii) share-based compensation expenses of RMB4.3 million (US$0.6 million), (iii) depreciation and amortization of RMB1.8 million (US$0.3 million), (iv) deferred tax benefit of RMB86.0 million(US$12.1 million), (v) gains on sale of loans of RMB51.0 million (US$7.2 million), (vi) loans held-for-sale for originations and purchase of RMB197.1 million (US$27.7 million), and (vii) proceeds from sales and paydowns of loans originally classified as held for sale of RMB1,127.7 million (US$158.5 million). Changes in operating assets and liabilities consisted of (i) a decrease in other operating liabilities of RMB43.9 million (US$6.2 million), (ii) an increase in other operating assets of RMB78.1 million (US$11.0 million), (iii) a decrease in deposits of RMB21.7 million (US$3.1 million), and (iv) an increase of CRMP of RMB13.5 million (US$1.9 million).

Investing Activities

Net cash used in investing activities was RMB1,279.9 million (US$179.9 million) in the nine months ended September 30, 2022, which was attributable to (i) purchase of investment securities of RMB6,707.9 million (US$943.0 million), (ii) loans originated, net of principal collected of RMB2,274.6 million (US$319.8 million) and (iii) purchases of property, equipment and intangible assets of RMB1.5 million (US$0.2 million), offset by (i) proceeds from sales of investment securities of RMB6,824.6 million (US$959.4 million), (ii) proceeds from sales of loans of RMB879.3 million (US$123.6 million) and (iii) proceeds from disposal of property and equipment and intangible assets of RMB0.2 million (US$0.1 million).

Financing Activities

Net cash used in financing activities was RMB553.3 million (US$77.8 million) in the nine months ended September 30, 2022, which was attributable to (i) repayment of interest-bearing borrowings of RMB1,816.0 million (US$255.3 million) and (ii) repurchase of ordinary shares of RMB68.1 million (US$9.6 million), offset by proceeds from interest-bearing borrowings of RMB1,330.8 million (US$187.1 million).

Capital Expenditures

Our capital expenditures represent purchases of property, equipment and intangible assets necessary to support our operations. Our capital expenditures were RMB2.8 million and RMB1.5 million (US$0.2 million) for the nine months ended September 30, 2021 and 2022, respectively.

Off-Balance Sheet Commitments and Arrangements

We launched in 2021 a new funding model in cooperation with commercial banks, under which our commercial bank partners are responsible for reviewing and approving the loan while we charge a service fee for our loan facilitation services. For loans funded by the proceeds from third-party commercial banks as our commercial bank partners, each underlying loan and borrower has to be approved by the third-party commercial banks individually. Once the loan is approved by and originated by the third-party commercial bank, the fund is provided by the third-party commercial bank to the borrower and a lending relationship between the borrower and the third-party commercial bank is established through a loan agreement. Effectively, we offer loan facilitation and matching services to the borrowers who have credit needs and the commercial banks who originate loans directly to borrowers referred by us. We continue to provide post-origination services to the borrowers over the term of the loan agreement. As we are not the legal lender or borrower in the loan origination and repayment process, we do not record loans principal, interest and financing service fee receivables arising from these loans nor interest-bearing borrowings to the third-party commercial banks.

Apart from the above, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

We lease multiple office spaces which are contracted under various non-cancelable operating leases, most of which provide extension or early termination options and are generally expired in one to four years. We do not enter into any finance leases or leases where our group is a lessor. Moreover, the existing operating lease agreements do not contain any residual value guarantees or material restrictive covenants.

Management determines if an arrangement is a lease at inception and records the leases in the financial statements upon lease commencement, which is the date when the underlying office space is made available for use by the lessor. The incremental borrowing rates determined for computing the lease liabilities are based on the People’s Bank of China Benchmark Rates for terms of loans ranging from zero (exclusive) to five years and above.